

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2019

Stanislav Pak
President and Chief Executive Officer
TEMIR CORP.
54 Fruktovaya Street
Bishkek, Kyrgyzstan 720027

> **Re: TEMIR CORP.**
> **Form 10-K for Fiscal Year Ended August 31, 2018**
> **File No. 333-213996**

Dear Mr. Pak:

     We have reviewed your March 25, 2019 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response, we may have additional comments. Unless we note otherwise, references to our prior comments are to comments in our March 14, 2019 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2018

Item 9A. Controls and Procedures, page 17

1.   We note you added a section entitled "Management's Report on Internal Control Over Financial Reporting." However, it appears this section addresses the disclosure related to "controls and procedures" pursuant to Item 307 of Regulation S-K and not that regarding Item 308(a) of Regulation S-K. Please note your filing should include separate disclosure and conclusions for each of Item 307 and Item 308(a). Further note the disclosure in regard to Item 308(a) must address points 1, 2 and 3 specified thereunder. Please amend your filing accordingly.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure